UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 7, 2023

Oxbridge Acquisition Corp.

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands	001-40725	98-1615951
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File No.)	Identification No.)

Suite 201, 42 Edward Street

Georgetown, Grand Cayman

P.O. Box 469, KY1-9006

Cayman Islands

(Address of Principal Executive Offices)

(345) 749-7570

(Registrant’s Telephone Number)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share $0.0001, and one redeemable warrant	OXACU	The Nasdaq Stock Market LLC
Class A ordinary shares included as part of the units	OXAC	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units	OXACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

As previously announced, on February 24, 2023, Oxbridge Acquisition Corp. (“Oxbridge”) entered into a Business Combination Agreement and Plan of Reorganization (the “Business Combination Agreement”) by and among Oxbridge, OXAC Merger Sub I, Inc., a direct, wholly owned subsidiary of Oxbridge (“First Merger Sub”), Summerlin Aviation LLC (f/k/a OXAC Merger Sub II, LLC), a direct, wholly owned subsidiary of Oxbridge (“Second Merger Sub”“), and Jet Token Inc. Pursuant to the Business Combination Agreement, among other things, (i) Oxbridge will domesticate as a Delaware corporation and change its name to “Jet.AI Inc.” (“Jet.AI”) in connection with the domestication, (ii) First Merger Sub will merge with and into Jet Token (the “First Merger”), with Jet Token surviving the merger as a wholly owned subsidiary of Jet.AI, and (iii) Jet Token (as the surviving entity of the First Merger) will merge with and into Second Merger Sub (the “Second Merger” and, together with the Domestication, the First Merger, and all other transactions contemplated by the Business Combination Agreement, the “Business Combination”), with Second Merger Sub surviving the merger as a wholly owned subsidiary of Jet.AI.

Incentive Plan

On August 7, 2023, Oxbridge held an extraordinary general meeting of shareholders (the “Meeting”) to approve the Business Combination and certain other related proposals related. As further described below in Item 5.07, at the Meeting, Oxbridge’s shareholders approved and adopted the 2023 Jet.AI Inc. Omnibus Incentive Plan (the “Incentive Plan”). Previously, Oxbridge’s board of directors approved the Incentive Plan, subject to the approval by Oxbridge’s shareholders at the Meeting and subject to, and conditioned upon, the consummation of the Business Combination.

The Incentive Plan, will become effective as of the closing of the Business Combination, will provide for the grant of non-statutory and incentive stock options, stock appreciation rights, restricted stock awards, restricted stock units, deferred stock units, performance awards, non-employee director awards, and other stock-based awards intended to advance the interests of Jet.AI and its stockholders by enabling Jet.AI and its subsidiaries and affiliates to attract and retain qualified individuals to perform services. Subject to adjustment in accordance with the Incentive Plan, 394,329 shares of Jet.AI common stock will initially be reserved for issuance under the Incentive Plan. The number of shares available for issuance under the Incentive Plan will be subject to an annual increase on the first day of each calendar year, beginning on January 1, 2024 and ending on January 1, 2033, equal to: (A) such amount of shares of common stock such that the total number of shares available for issuance under the Incentive Plan, plus the total number of shares reserved for issuance under outstanding Jet Token Options and Jet Token RSU Awards (as such terms are defined in the Business Combination Agreement) assumed in connection with the Business Combination, is equal to ten percent (10%) of the total number of shares then issued and outstanding as of the last day of the prior fiscal year; and (B) such smaller number of shares of common stock as may be determined by the board of directors of Jet.AI.

Appointment of Officers

Effective upon the closing of the Business Combination, Michael D. Winston will be appointed to serve as Jet.AI’s Executive Chairman and will be appointed to serve as Jet.AI’s interim Chief Executive Officer (“CEO”) and George Murnane will serve as Jet.AI’s interim Chief Financial Officer (“CFO”) until Jet.AI completes its ongoing search for a long-term CFO, at which point Mr. Winston will step down from his role as interim CEO and Mr. Murnane will transition from Jet.AI’s interim CFO to its CEO. The board of directors believes that Mr. Winston and Mr. Murnane are each qualified to fulfill the duties of their interim roles. Any additional disclosure regarding Mr. Winston and Mr. Murnane, including that may be required under Items 401 and 404 of Regulation SK, together with a description of their compensation arrangements, will be included in a Current Report under Form 8-K filed with the SEC in connection with the closing of the Business Combination. The below biographies provide information regarding their qualifications and professional experience.

Michael D. Winston, CFA founded Jet Token in 2018 and has served as its Executive Chairman since Jet Token’s founding. Mr. Winston began his career in 1999 with Credit Suisse First Boston Corporation and later worked as a portfolio manager at Millennium Partners LP. In 2012, Mr. Winston formed the Sutton View group of companies, an alternative asset management platform where he advised one of the largest academic endowments in the world. Mr. Winston received an MBA in Finance and Real Estate from Columbia Business School in 2005, and a BA in Economics from Cornell University in 1999. While at Cornell he studied for a year at the London School of Economics and at age 18 won a $1 million prize from IBM for his first startup company. Mr. Winston is a CFA Charterholder, and a member of the Economic Club of New York. We believe Mr. Winston is qualified to serve as a director because of his operational and historical expertise gained from serving as Jet Token’s Founder and Executive Chairman.

George Murnane has served as Jet Token’s Chief Executive Officer since September 2019. Mr. Murnane has over 28 years of senior executive experience, including 25 years as a Chief Operating Officer and/or Chief Financial Officer in the air transportation and aircraft industry, including as Chief Executive Officer for ImperialJet S.a.l from 2013 to 2019, Chief Operating Officer and Acting Chief Financial Officer of VistaJet Holdings, S.A. in 2008, Chief Financial Officer of Mesa Air Group from 2002 to 2007, Chief Operating Officer and Chief Financial Officer of North-South Airways from 2000 to 2002, Executive Vice President, Chief Operating Officer and Chief Financial Officer of International Airline Support Group from 1996 to 2002 and Executive Vice President and Chief Operating Officer of Atlas Air, Inc. from 1995 to 1996. From 2009 until he joined Jet Token, Mr. Murnane was a managing partner of Barlow Partners, a consulting services firm providing operational and financial management, merger and acquisition, financing and restructuring expertise to industrial and financial companies. In addition, Mr. Murnane was a senior banker for Merril Lynch & Co. from 1986 to 1985 where he banked the transportation industry. Mr. Murnane has a CPA and received an MBA from The Wharton School of the University of Pennsylvania and a BA in Economics from the University of Pennsylvania in 1980. We believe Mr. Murnane is qualified to serve as a director because of his expertise gained from serving as Jet Token’s Chief Executive Officer and his extensive financial experience, including 13 years as CFO of publicly traded companies.

A summary of the Incentive Plan is included in the section entitled “Proposal No. 5 – The Omnibus Incentive Plan Proposal” beginning on page 158 of Oxbridge’s definitive proxy statement/prospectus filed with the U.S. Securities and Exchange Commission on July 28, 2023 (the “Proxy Statement/Prospectus”), which is incorporated herein by reference. Such summary is qualified in all respects by the full text of the Incentive Plan, the form of which is included as Annex D to the Proxy Statement/Prospectus and is incorporated herein by reference.

Item 5.07.	Submission of Matters to a Vote of Security Holders.

On August 7, 2023, Oxbridge held the Meeting to approve the Business Combination and certain other related proposals . As of the close of business on June 23, 2023, the record date for the Meeting, there were 1,301,952 Class A ordinary shares of Oxbridge, and 2,875,000 Class B ordinary shares of Oxbridge, issued and outstanding. A total of 3,549,276 ordinary shares (consisting of 674,276 Class A ordinary shares and 2,875,000 Class B ordinary shares) were present or represented by proxy at the Meeting, representing approximately 84.97% of the issued and outstanding ordinary shares of Oxbridge as of the record date for the Meeting, which constituted a quorum to conduct business.

Set forth below are the final voting results on the proposals considered and voted upon at the Meeting, each of which is more fully described in the Proxy Statement/Prospectus. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Proxy Statement/Prospectus.

1. The Business Combination Proposal. To consider and vote upon a proposal to (a) approve by ordinary resolution and adopt the Business Combination Agreement and (b) approve by ordinary resolution the Business Combination, including the issuance and reservation for issuance of shares in connection therewith. This proposal was approved and the final voting results were as follows:

For	Against	Abstain	Broker Non-Vote
3,549,231	45	0	0

2. The Domestication Proposal. To consider and vote upon a proposal to approve by special resolution, the change of Oxbridge’s jurisdiction of incorporation, prior to the closing of the Business Combination, by deregistering as an exempted company in the Cayman Islands pursuant to Article 47 of its Amended and Restated Memorandum and Articles of Association and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”) pursuant to Part XII of the Cayman Islands Companies Act (As Revised) and Section 388 of the Delaware General Corporation Law, and, immediately upon being de-registered in the Cayman Islands, that Oxbridge be continued and domesticated as a corporation and, conditional upon, and with effect from, the registration of Oxbridge as a corporation in the State of Delaware, the name of Oxbridge be changed from “Oxbridge Acquisition Corp.” to “Jet.AI Inc.” This proposal was approved and the final voting results were as follows:

For	Against	Abstain	Broker Non-Vote
3,549,231	45	0	0

3. The Organizational Documents Proposal. To consider and vote upon a proposal to approve by special resolution the replacement of the Amended and Restated Memorandum and Articles of Association of Oxbridge Acquisition Corp. with the proposed new certificate of incorporation and the proposed new bylaws of Jet.AI, which, if approved, would take effect at the time of the Domestication. This proposal was approved and the final voting results were as follows:

For	Against	Abstain	Broker Non-Vote
3,549,231	45	0	0

4. The Advisory Organizational Documents Proposals. To consider and vote upon ten separate proposals to approve, on a non-binding advisory basis by ordinary resolution, certain governance provisions in the Proposed Organizational Documents, which are being presented separately in accordance with U.S. Securities and Exchange Commission guidance to give shareholders the opportunity to present their separate views on important corporate governance provisions. Each proposal was approved on a non-binding advisory basis and the final voting results for each proposal were as follows:

Proposal 4A – Authorized Shares

For	Against	Abstain	Broker Non-Vote
3,549,231	45	0	0

Proposal 4B – Classified Board

For	Against	Abstain	Broker Non-Vote
3,383,371	165,905	0	0

Proposal 4C – Quorum

For	Against	Abstain	Broker Non-Vote
3,549,231	45	0	0

Proposal 4D – Director Removal

For	Against	Abstain	Broker Non-Vote
3,383,371	165,905	0	0

Proposal 4E – Adoption of Supermajority Vote Requirement to Amend the Proposed Organizational Documents

For	Against	Abstain	Broker Non-Vote
3,549,231	45	0	0

Proposal 4F – Exclusive Forum Provision

For	Against	Abstain	Broker Non-Vote
3,549,231	45	0	0

Proposal 4G – Action by Written Consent of Stockholders

For	Against	Abstain	Broker Non-Vote
3,383,371	165,905	0	0

Proposal 4H – Corporate Name

For	Against	Abstain	Broker Non-Vote
3,549,231	45	0	0

Proposal 4I – Perpetual Existence

For	Against	Abstain	Broker Non-Vote
3,549,231	45	0	0

Proposal 4J – Provisions Related to Status as a Blank Check Company

For	Against	Abstain	Broker Non-Vote
3,549,231	45	0	0

5. The Omnibus Incentive Plan Proposal. To consider and vote upon a proposal to approve by ordinary resolution and adopt the Jet.AI Inc. Omnibus Incentive Plan and material terms thereunder. This proposal was approved and the final voting results were as follows:

For	Against	Abstain	Broker Non-Vote
3,549,201	75	0	0

6. The Director Election Proposal. To consider and vote upon a proposal to approve by ordinary resolution to elect, effective immediately after the effective time of the Second Merger, two directors to serve until the 2024 annual meeting of stockholders, two directors to serve until the 2025 annual meeting of stockholders and three directors to serve until the 2026 annual meeting of stockholders, as applicable, or until their respective successors are duly elected and qualified, subject to such directors’ earlier death, resignation, retirement, disqualification or removal. This proposal was approved and the final voting results for each proposed director were as follows:

Michael Winston

For	Against	Abstain	Broker Non-Vote
2,875,000	0	0	0

George Murnane

For	Against	Abstain	Broker Non-Vote
2,875,000	0	0	0

Ehud Talmor

For	Against	Abstain	Broker Non-Vote
2,875,000	0	0	0

Wrendon Timothy

For	Against	Abstain	Broker Non-Vote
2,875,000	0	0	0

William Yankus

For	Against	Abstain	Broker Non-Vote
2,875,000	0	0	0

Donald Jeffrey Woods

For	Against	Abstain	Broker Non-Vote
2,875,000	0	0	0

Lt. Col. Ran David

For	Against	Abstain	Broker Non-Vote
2,875,000	0	0	0

7. The Nasdaq Proposal. To consider and vote upon a proposal to approve by ordinary resolution for the purposes of complying with the applicable provisions of Nasdaq Rule 5635, the issuance of shares of Jet.AI common stock in connection with the Business Combination and the additional shares of Jet.AI common stock that will, upon closing of the Business Combination, be reserved for issuance pursuant to the Incentive Plan and Merger Consideration Warrants, to the extent such issuances would require stockholder approval under Nasdaq Rule 5635. This proposal was approved and the final voting results were as follows:

For	Against	Abstain	Broker Non-Vote
3,549,231	45	0	0

The Adjournment Proposal described in the Proxy Statement/Prospectus was not presented at the Meeting because there were sufficient votes at the time of the Meeting to approve the adoption of the required proposals.

Based on the results of the Meeting, the Business Combination is expected to be consummated on or about August 9, 2023, subject to the satisfaction or waiver of certain closing conditions as described in the Proxy Statement/Prospectus. Following the consummation of the Business Combination, the Jet.AI common stock, public warrants, and merger consideration warrants are expected to begin trading on the Nasdaq Stock Market LLC under the symbols “JTAI,” “JTAIW,” and “JTAIZ,” respectively.

Item 7.01.	Regulation FD Disclosure.

On August 8, 2023, Oxbridge issued a press release announcing the results of the Meeting. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1.

The information in this Current Report on Form 8-K and the press release attached as Exhibit 99.1 hereto is being furnished under Item 7.01 and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 8.01.	Other Events.

As described in the Proxy Statement/Prospectus, Oxbridge provided its public shareholders with the opportunity to have all or a portion of their Oxbridge Class A ordinary shares redeemed for cash upon the closing of the Business Combination. As of August 3, 2023, which was the deadline for submitting redemption requests, holders of 1,144,215 Class A ordinary shares had validly elected to redeem their shares for a full pro rata portion of the trust account holding the proceeds from Oxbridge’s initial public offering, or approximately $11.06 per share and $12,655,017 in the aggregate. Oxbridge may accept reversals of elections to redeem Class A ordinary shares by holders of Class A ordinary shares prior to the closing of the Business Combination.

Important Information for Investors and Shareholders

This communication is being made in respect of the proposed business combination. A full description of the terms of the transaction is provided in the registration statement on Form S-4 (File No. 333-270848) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) by Oxbridge. The Registration Statement includes a prospectus with respect to the combined company’s securities to be issued in connection with the business combination. Additionally, Oxbridge will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of Oxbridge are urged to read the proxy statement/prospectus, including all amendments and supplements thereto, and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The definitive proxy statement/prospectus included in the Registration Statement was mailed to shareholders of Oxbridge as of the record date established for voting on the proposed business combination. Shareholders may also obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Oxbridge Acquisition Corp., Suite 201, 42 Edward Street, George Town, Grand Cayman, KY1-9006, Cayman Islands. The information contained on, or that may be accessed through, the websites referenced herein is not incorporated by reference into, and is not a part of, this filing.

Participants in the Solicitation

The Company and its directors and executive officers may be considered participants in the solicitation of proxies from the Company’s shareholders with respect to the proposed Business Combination described in this Current Report under the rules of the SEC. Information about the directors and executive officers of the Company is set forth in the Registration Statement, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Oxbridge Acquisition Corp., Suite 201, 42 Edward Street, George Town, Grand Cayman, KY1-9006, Cayman Islands.

Jet Token Inc. and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interest in the proposed Business Combination is set forth in the Registration Statement.

No Offer or Solicitation

This Current Report on Form 8-K is not a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transactions and will not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the services offered by Jet Token Inc. and the markets in which it operates, and Jet Token Inc.’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. As a result, caution must be exercised in relying on forward-looking statements, which speak only as of the date they were made. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the occurrence of any event, change or other circumstances that could give rise to an amendment or termination of the Business Combination Agreement and the proposed transaction contemplated thereby; the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to satisfy the conditions to closing in the Business Combination Agreement; the inability to project with any certainty the amount of cash proceeds remaining in the Oxbridge trust account at the closing of the transaction; the inability of the company post-closing to obtain or maintain the listing of its securities on Nasdaq following the business combination; the amount of costs related to the business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; changes in applicable laws or regulations; the ability of Jet Token Inc. to meet its post-closing financial and strategic goals, due to, among other things, competition; the ability of the company post-closing to grow and manage growth profitability and retain its key employees; and the possibility that the company post-closing may be adversely affected by other economic, business, and/or competitive factors. The valuation of the securities to be distributed in the transaction also constitutes a forward-looking statement, with the common stock component of the transaction valued based upon a $10.00 valuation which is intended to approximate the liquidation value of the common stock at closing, but may not represent the post-closing value of the shares, and with the warrant component of the transaction valued at $8.16 per warrant by application of a Black-Scholes formula developed by Jet Token Inc. management, which may not equate to the actual post-closing value of the warrants. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Oxbridge’s registration on Form S-1 (File No. 333-257998), the registration statement on Form S-4 (File No. 333-270848), as amended, and other documents filed by Oxbridge from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Jet Token Inc. and Oxbridge assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Item 9.01.	Financial Statements and Exhibits.

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)	Exhibits.

Exhibit No.	Description.

99.1	Press Release, dated August 8, 2023.

104	Cover Page Interactive Data File (embedded with the Inline XBRL).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OXBRIDGE ACQUISITION CORP.

	By:	/s/ Jay Madhu
Jay Madhu
Chief Executive Officer

Date: August 8, 2023